Exhibit 99.1

monday.com Announces Fourth Quarter and Fiscal Year 2024 Results

Fourth quarter revenue of $268.0 million grew 32% year over year
Achieved record non-GAAP operating income
Net dollar retention rate increased to 112%
monday service now available to all customers

New York / Tel Aviv, February 10, 2025 -- monday.com (NASDAQ: MNDY), the multi-product platform that runs all core aspects of work, today reported financial results for its fourth quarter and fiscal year ended December 31, 2024.

Management Commentary:

“2024 was a remarkable year for monday.com, reflecting our rapid product innovation and focus on go-to-market execution, driving strong demand across customers of all sizes. We are proud to have further expanded our product suite with monday service, which is already seeing rapid adoption from both existing and new customers,” said monday.com co-founders and co-CEOs, Roy Mann and Eran Zinman. “As we look to 2025, we are excited to double-down on our AI efforts, with a focus on AI Blocks, Product Power-ups, and our new Digital Workforce of AI Agents. We believe AI can be a game-changer for our customers, giving them the ability to transform their workflows and scale faster than ever before.”

“Our 2024 results reflect our ongoing commitment to driving highly efficient growth through nearly any macroeconomic environment, with record GAAP and non-GAAP operating margins and free cash flow, and surpassing $1 billion in annual recurring revenue (ARR),” said Eliran Glazer, monday.com CFO. “We are entering 2025 from a position of strength, and we remain as confident as ever in the exciting growth opportunities we see ahead.”

Fourth Quarter Fiscal 2024 Financial Highlights:

●    Revenue was $268.0 million, an increase of 32% year-over-year.
●    GAAP operating income was $9.6 million compared to a loss of $1.1 million in the fourth quarter of 2023; GAAP operating margin was 4% compared to negative 1% in the fourth quarter of 2023.
●    Non-GAAP operating income was $40.3 million compared to $21.2 million in the fourth quarter of 2023; non-GAAP operating margin was 15%, compared to 10% in the fourth quarter of 2023.
●    GAAP basic and diluted net income per share was $0.45 and $0.43, respectively, compared to GAAP basic and diluted net income per share of $0.25 and $0.24, respectively, in the fourth quarter of 2023; non-GAAP basic and diluted net income per share was $1.13 and $1.08, respectively, compared to non-GAAP basic and diluted net income per share of $0.69 and $0.65, respectively, in the fourth quarter of 2023.
●    Net cash provided by operating activities was $76.7 million, with $72.7 million of free cash flow, compared to net cash provided by operating activities of $58.5 million and $55.4 million of free cash flow in the fourth quarter of 2023.

Fiscal Year 2024 Financial Highlights:

●    Revenue was $972.0 million, an increase of 33% year-over-year.
●    GAAP operating loss was $21.0 million compared to a loss of $38.6 million in fiscal 2023; GAAP operating margin was negative 2% compared to negative 5% in fiscal 2023.
●    Non-GAAP operating income was $132.4 million compared to $61.6 million in fiscal 2023; non-GAAP operating margin was 14%, compared to 8% in fiscal 2023.
●    GAAP basic and diluted net income per share was $0.65 and $0.62, respectively, compared to GAAP basic and diluted net loss per share of $0.04 in fiscal 2023; non-GAAP basic and diluted net income per share was $3.67 and $3.50, respectively, compared to non-GAAP basic and diluted net income per share of $1.96 and $1.85, respectively, in fiscal 2023.
●    Net cash provided by operating activities was $311.1 million, with $295.8 million of free cash flow, compared to net cash provided by operating activities of $215.4 million and $204.9 million of free cash flow in fiscal 2023.

Recent Business Highlights:

●    Net dollar retention rate was 112%.
●    Net dollar retention rate for customers with more than 10 users was 115%.
●    Net dollar retention rate for customers with more than $50,000 in ARR was 115%.
●    Net dollar retention rate for customers with more than $100,000 in ARR was 116%.
●    The number of paid customers with more than 10 users was 59,214, up 10% from 53,688 as of December 31, 2023.
●    The number of paid customers with more than $50,000 in ARR was 3,201, up 39% from 2,295 as of December 31, 2023.
●    The number of paid customers with more than $100,000 in ARR was 1,207, up 45% from 833 as of December 31, 2023.
●    monday service is now generally available to all customers, with strong early growth driven by cross-sell to existing customers and multi-product deals.
●    Announced the Digital Workforce, a team of AI Agents designed to work around the clock, handling tasks such as analyzing project risks, unlocking stuck sales deals, and identifying recurring customer service issues.

Financial Outlook:

For the first quarter of fiscal year 2025, monday.com currently expects:

●    Total revenue of $274 million to $276 million, representing year-over-year growth of 26% to 27%.
●    Non-GAAP operating income of $25 million to $27 million and operating margin of 9% to 10%.

For the full year 2025, monday.com currently expects:

●    Total revenue of $1,208 million to $1,221 million, representing year-over-year growth of 24% to 26%, and assumes a negative FX impact of 100 to 200 basis points.
●    Non-GAAP operating income of $134 million to $142 million and operating margin of 11% to 12%.
●    Free cash flow of $300 million to $308 million and free cash flow margin of approximately 25%.

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP net income per share, free cash flow, and free cash flow margin. Certain of these non-GAAP financial measures exclude share-based compensation.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP operating income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods. Management is not able to forecast GAAP net cash provided by operating activities on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting property and equipment purchases and capitalized software costs, the amounts of which may be significant in future periods.

Definitions of Business Key Performance Indicators

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the Net Dollar Retention Rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Annual Recurring Revenue (“ARR”)

Is defined to mean, as of the measurement date, the annualized value of our customer subscription plans assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com control. monday.com’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our limited operating history at our current scale; our ability to effectively manage the scope and complexity of our business following years of rapid growth and our ability to maintain profitability; foreign currency exchange rate fluctuations; the fact that we continue to derive a majority of revenues from a single platform; fluctuations in operating results; real or perceived errors, failures, vulnerabilities or bugs or interruptions or performance problems in the technology or infrastructure underlying our platform; risks related to artificial intelligence or machine learning in offerings; our ability to attract customers, grow our retention rates and expand usage within organizations, including cross selling and upselling; risks related to our subscription-based business model; our sales efforts may require considerable time and expense or may extend sales cycles, and downturns or upturns are not immediately reflected in full in results of operations; our ability to offer high-quality customer support and consistent sales strategies; our ability to enhance our reputation, brand, and market awareness of our products and maintenance of corporate culture; risks related to actions by governments to restrict access to our platform and products or to require us to disclose or provide access to information; risks related to international operations and compliance with laws and regulations applicable to our global operations; difficulties in integration of partnerships, acquisitions and alliances; risks associated with environmental and social responsibility and climate change; our dependence on key employees and ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to grow our business; uncertain global economic conditions and inflation; changes and competition in the market and software categories in which we participate; our ability to maintain adequate research and development resources and introduce new products, features, integrations, capabilities, and enhancements; the ability of our platform to interoperate with a variety of software applications; our reliance on third-party application stores to distribute our mobile application; our successful strategic relationships with, and our dependence on third parties; our reliance on traditional web search engines to direct traffic to our website; interruption or delays in service from third parties or our inability to plan and manage interruptions; risks related to security disruptions, unauthorized system access; evolving privacy protection and data security laws, regulations, industry standards, policies, contractual obligations, and cross-border data transfer or localization restrictions; new legislation and regulatory obligations regulating AI; changes in tax law and regulations or if we were to be classified as a passive foreign investment company; our ability to maintain, protect or enforce our intellectual property rights or risks related to claims that we infringe the intellectual property rights of others; risks related to our use of open-source software; risks related to our founder shares that provide certain veto rights; risks related to our status as a foreign private issuer incorporated and located in Israel, including risks related to the ongoing war between Israel and Hamas and escalations thereof; our expectation not to pay dividends for the foreseeable future; the novelty of our Digital Lift Initiative; risks related to legal and regulatory matters; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 14, 2024. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com’s views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com’s views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its fourth quarter and fiscal year 2024 and financial outlook. The live call may also be accessed via telephone at +1 (646) 968-2525 or +1 (888) 596-4144 (toll-free). Please reference conference ID: 3954851. An archived webcast can be accessed from the News & Events section of monday.com’s Investor Relations website following the call.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

The monday.com Work OS is a low-code/no-code platform that democratizes the power of software so organizations can easily build work management tools and software applications to fit their every need. The platform intuitively connects people to processes and systems, empowering teams to excel in every aspect of their work while creating an environment of transparency in business. monday.com has offices in Tel Aviv, New York, Denver, London, Warsaw, Sydney, Melbourne, São Paulo, and Tokyo. Fully customizable to suit any business vertical, the platform is currently used by approximately 245,000 customers across more than 200 industries and in over 200 countries and territories.

Visit us on our LinkedIn, X (formerly Twitter), Instagram, YouTube, TikTok, and Facebook. For more information about monday.com please visit our Press Room.

CONTACTS

Investor Relations:
Byron Stephen
byron@monday.com

Media Relations:
Julie Case
julieca@monday.com

MONDAY.COM LTD
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)	(audited)
Revenue	$267,976	$202,570	$971,995	$729,695
Cost of revenue	30,502	22,408	103,691	80,645
Gross profit	237,474	180,162	868,304	649,050
Operating expenses:
Research and development	62,332	41,898	213,709	156,500
Sales and marketing	133,643	114,919	533,539	438,402
General and administrative	31,903	24,490	142,090	92,733
Total operating expenses	227,878	181,307	889,338	687,635
Operating income (loss)	9,596	(1,145)	(21,034)	(38,585)
Financial income, net	12,869	12,861	55,500	41,911
Income before income taxes	22,465	11,716	34,466	3,326
Income tax (expense) benefit	540	621	(2,094)	(5,203)
Net income (loss)	$23,005	$12,337	$32,372	$(1,877)
Net income (loss) per share, basic	$0.45	$0.25	$0.65	$(0.04)
Net income (loss) per share, diluted	$0.43	$0.24	$0.62	$(0.04)
Weighted-average ordinary shares used in calculating net income (loss) per ordinary share, basic	50,604,151	48,796,294	49,908,423	48,366,378
Weighted-average ordinary shares used in calculating net income (loss) per ordinary share, diluted	52,942,616	51,607,542	52,420,826	48,366,378

MONDAY.COM LTD
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2024	2023
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,411,602	$1,116,128
Marketable securities	50,004	—
Accounts receivable, net	25,804	17,911
Prepaid expenses and other current assets	44,836	39,103
Total current assets	1,532,246	1,173,142
LONG-TERM ASSETS:
Property and equipment, net	41,576	37,418
Operating lease right-of-use assets	94,703	62,280
Other long-term assets	16,983	2,816
Total long-term assets	153,262	102,514
Total assets	$1,685,508	$1,275,656
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$35,611	$24,837
Accrued expenses and other current liabilities	171,040	106,691
Deferred revenue, current	339,951	266,284
Operating lease liabilities, current	29,013	18,201
Total current liabilities	575,615	416,013
LONG-TERM LIABILITIES
Operating lease liabilities, non-current	77,023	42,946
Deferred revenue, non-current	2,639	3,189
Total long-term liabilities	79,662	46,135
Total liabilities	655,277	462,148
SHAREHOLDERS' EQUITY:
Other comprehensive income	3,189	9,804
Share capital and additional paid-in capital	1,579,074	1,388,108
Accumulated deficit	(552,032)	(584,404)
Total shareholders’ equity	1,030,231	813,508
Total liabilities and shareholders’ equity	$1,685,508	$1,275,656

MONDAY.COM LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)	(audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$23,005	$12,337	$32,372	$(1,877)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,216	2,556	11,858	9,023
Loss from sale of property and equipment	560	—	576	—
Share-based compensation	30,669	22,345	129,209	100,186
Charitable share contribution to foundation	—	—	17,908	—
Amortization of discount and accretion of interest on marketable securities	420	—	(227)	—
Changes in operating assets and liabilities:
Accounts receivable, net	(5,174)	(4,105)	(7,893)	(4,685)
Prepaid expenses and other assets	8,427	1,515	16,280	11,840
Accounts payable	793	8,647	10,406	17,397
Accrued expenses and other liabilities, net	4,745	7,223	27,459	14,588
Deferred revenue	10,050	7,990	73,117	68,932
Net cash provided by operating activities	76,711	58,508	311,065	215,404
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,447)	(2,438)	(13,211)	(7,901)
Purchase of marketable securities	—	—	(49,570)	—
Investment in affiliated company	(6,000)	—	(6,000)	—
Capitalized software development costs	(561)	(629)	(2,024)	(2,558)
Net cash used in investing activities	(10,008)	(3,067)	(70,805)	(10,459)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options and employee share purchase plan	8,668	6,539	43,341	21,243
Receipt (repayment) of tax advance relating to exercises of share options and RSUs, net	(924)	(122)	11,873	4,046
Net cash provided by financing activities	7,744	6,417	55,214	25,289
INCREASE IN CASH, AND CASH EQUIVALENTS	74,447	61,858	295,474	230,234
CASH AND CASH EQUIVALENTS - Beginning of period	1,337,155	1,054,270	1,116,128	885,894
CASH AND CASH EQUIVALENTS - End of period	$1,411,602	$1,116,128	$1,411,602	$1,116,128

MONDAY.COM LTD
Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Reconciliation of gross profit and gross margin
GAAP gross profit	$237,474	$180,162	$868,304	$649,050
Share-based compensation	1,606	1,602	6,603	6,307
Non-GAAP gross profit	$239,080	$181,764	$874,907	$655,357

GAAP gross margin	89%	89%	89%	89%
Non-GAAP gross margin	89%	90%	90%	90%

Reconciliation of operating expenses
GAAP research and development	$62,332	$41,898	$213,709	$156,500
Share-based compensation	(14,266)	(8,613)	(50,995)	(38,737)
Non-GAAP research and development	$48,066	$33,285	$162,714	$117,763

GAAP sales and marketing	$133,643	$114,919	$533,539	$438,402
Share-based compensation	(5,852)	(4,899)	(33,865)	(25,395)
Non-GAAP sales and marketing	$127,791	$110,020	$499,674	$413,007

GAAP general and administrative	$31,903	$24,490	$142,090	$92,733
Share-based compensation	(8,945)	(7,231)	(37,746)	(29,747)
Charitable contribution to foundation (1)	—	—	(24,208)	—
Non-GAAP general and administrative	$22,958	$17,259	$80,136	$62,986

Reconciliation of operating income (loss)
GAAP operating income (loss)	$9,596	$(1,145)	$(21,034)	$(38,585)
Share-based compensation	30,669	22,345	129,209	100,186
Charitable contribution to foundation (1)	—	—	24,208	—
Non-GAAP operating income	$40,265	$21,200	$132,383	$61,601

GAAP operating margin	4%	(1)%	(2)%	(5)%
Non-GAAP operating margin	15%	10%	14%	8%

MONDAY.COM LTD
Reconciliation of GAAP to Non-GAAP Financial Information (Cont.)

(U.S. dollars in thousands, except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Reconciliation of net income (loss)
GAAP net income (loss)	$23,005	$12,337	$32,372	$(1,877)
Share-based compensation	30,669	22,345	129,209	100,186
Charitable contribution to foundation (1)	—	—	24,208	—
Tax expense (benefit) related to share-based compensation(2)	3,626	(972)	(2,486)	(3,392)
Non-GAAP net income	$57,300	$33,710	$183,303	$94,917

Reconciliation of weighted average number of shares outstanding
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income (loss) per ordinary share, basic	50,604,151	48,796,294	49,908,423	48,366,378
Effect of dilutive shares (3)	2,338,465	2,811,248	2,512,403	2,869,112
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income (loss) per ordinary share, diluted	52,942,616	51,607,542	52,420,826	51,235,490

GAAP net income (loss) per share, basic	$0.45	$0.25	$0.65	$(0.04)
GAAP net income (loss) per share, diluted	$0.43	$0.24	$0.62	$(0.04)
Non-GAAP net income per share, basic	$1.13	$0.69	$3.67	$1.96
Non-GAAP net income per share, diluted	$1.08	$0.65	$3.50	$1.85

(1)
Includes (i) an equity grant of $17.9 million, which represents the fair market value of 68,000 of our shares that we contributed to the monday.com foundation, and (ii) a one-time cash contribution of $6.3 million from us to the monday.com foundation, calculated based on 1% of the gross proceeds from our initial public offering.

(2)
The tax expense (benefit) related to share-based compensation was excluded in calculating non-GAAP net income and non-GAAP net income per basic and diluted share. The Company believes that excluding the tax expense (benefit) enables investors to see the full effect that excluding share-based compensation expenses had on the operating results.

(3)	The effect of these dilutive shares was not included in the GAAP calculation of diluted net loss per share for the year ended December 31, 2023 because the effect would have been anti-dilutive.

MONDAY.COM LTD
Reconciliation of net cash provided by operating activities to free cash flow

(U.S. dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Net cash provided by operating activities	$76,711	$58,508	$311,065	$215,404
Purchase of property and equipment	(3,447)	(2,438)	(13,211)	(7,901)
Capitalized software development costs	(561)	(629)	(2,024)	(2,558)
Free cash flow	$72,703	$55,441	$295,830	$204,945
Free cash flow margin	27%	27%	30%	28%